Filed Pursuant to Rule 253(g)(2)

File No. 024-10492

Fundrise Real Estate Investment Trust, LLC

SUPPLEMENT NO. 6 DATED April 30, 2020

TO THE OFFERING CIRCULAR DATED January 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 29, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On April 29, 2020, the Manager of the Company declared a daily distribution of $0.0017808219 per share (the “May 2020 Daily Distribution Amount”) (which equates to approximately 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on May 1, 2020 and ending on May 31, 2020 (the “May 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the May 2020 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.